MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE MONTHS AND YEARS ENDED DECEMBER 31, 2013 AND 2012

(amounts are in thousands of Canadian dollars except share, per share and per boe information)

The following management discussion and analysis (“MD&A”) is a review of operations and current financial position for Palliser Oil & Gas Corporation (“Palliser” or the “Company”) for the three months and years ended December 31, 2013 and 2012 is MD&A should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 2013 and 2012. This MD&A is based on information available as of April 29, 2014.

The following information is based on financial statements prepared by management in accordance with International Financial Reporting Standards (“IFRS”).

BARRELS OF OIL EQUIVALENT CONVERSIONS

A barrel of oil equivalent (“boe”) is calculated using the conversion factor of 6 mcf (thousand cubic feet) of natural gas being equivalent to one barrel of oil. A boe conversion ratio of 6 mcf:1 bbl (barrel) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead and is not based on either energy content or current prices. While the boe ratio is useful for comparative measures, it does not accurately reflect individual product values and might be misleading, particularly if used in isolation. As well, given that the value ratio, based on the current price of crude oil to natural gas, is significantly different from the 6:1 energy equivalency ratio, using a 6:1 conversion ratio may be misleading as an indication of value.

NON-IFRS MEASUREMENTS

The Company evaluates its performance using several criteria, including funds flow from operating activities and funds flow from operating activities per share. Funds flow from operating activities is a non-IFRS measure that represents cash flow from operating activities less decommissioning expenditures and changes in non-cash working capital related to operating activities. Funds flow per share amounts are calculated using weighted average shares outstanding consistent with the calculation of net income per share. Funds flow from operating activities is a key measure as it demonstrates the Company’s ability to generate the funds necessary to achieve future growth through capital investment.

A reconciliation of funds flow from operating activities to cash flow from operating activities is as follows:

	Three months ended			Year ended
	December 31			December 31
$000’s	2013	2012	% Change	2013	2012	% Change
Cash flow from operating activities	630	5,829	-89%	14,111	16,738	-16%
Add (deduct):
Decommissioning expenditures	141	5	-100%	141	39	262%
Changes in non-cash working capital	(834)	(429)	94%	(2,439)	96	-2641%
Funds flow from operating activities	(63)	5,405	-104%	11,813	16,873	-30%

The Company also assesses its performance utilizing operating netback. Operating netback represents the profit margin associated with the production and sale of petroleum and natural gas, and is calculated as petroleum and natural gas revenue, less realized gain or loss on financial derivatives, royalties and production and operating expenses, on a barrel of oil equivalent basis.

Working capital (net debt) is a non-IFRS measure representing the total bank loan, accounts payable and accrued liabilities, less accounts receivable, deposits and prepaid expenses. This excludes financial derivative assets and/or liabilities.

These non-IFRS measures are not standardized and therefore may not be comparable to similar measures utilized by other entities.

2 0 1 3 A N N U A L R E P O R T	5

MANAGEMENT'S DISCUSSION & ANALYSIS

FORWARD-LOOKING STATEMENTS

Certain statements contained herein constitute forward-looking statements or information (collectively “ forward-looking statements”) within the meaning of applicable securities legislation, including, but not limited to management’s assessment of future plans and operations, including: commodity focus; drilling plans and potential locations; expected production levels; development plans; reserves growth; production and operating sales and expenses; reservoir characteristics; the results of applying certain operational development techniques; certain economic factors; and capital expenditures. Forward-looking statements are typically identified by words such as “anticipate”, “estimate”, “expect”, “ forecast”, “may”, “will”, “project” and similar words suggesting future events or performance or may be identified by reference to a future date. In addition, statements relating to oil and gas reserves and resources are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves or resources described, as the case may be, exist in the quantities predicted or estimated and can be profitably produced in the future. With respect to forward-looking statements herein, Palliser has made assumptions regarding, among other things; future capital expenditure levels; future oil and natural gas prices; “differentials” between West Texas Intermediate and Western Canadian Select benchmark pricing; future oil and natural gas production levels; future water disposal capacity; future exchange rates and interest rates; ability to obtain equipment and services in a timely manner to carry out development activities; ability to market oil and natural gas successfully to current and new customers; the impact of increasing competition; the ability to obtain financing on acceptable terms; and the ability to add production and reserves through development and exploitation activities. Although Palliser believes that the expectations reflected in the forward-looking statements contained herein, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included herein, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous risks and uncertainties that contribute to the possibility that the forward-looking statements will not occur, which may cause Palliser’s actual performance and financial results in future periods to differ materially from any estimates or projections. Additional information on these and other factors that could affect Palliser’s results are included in reports on file with Canadian securities regulatory authorities, including the Company’s Annual Information Form, and may be accessed through the SEDAR website at www.sedar.com.

The forward-looking statements contained herein speak only as of the date hereof. Except as expressly required by applicable securities laws, Palliser does not undertake any obligation to, nor does it intend to, publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement. In addition, readers are cautioned that historical results are not necessarily indicative of future performance.

6	PALLISER OIL & GAS CORPORATION

MANAGEMENT'S DISCUSSION & ANALYSIS

DRILLING ACTIVITY AND CAPITAL EXPENDITURES

The following tables summarize capital expenditures, drilling results and undeveloped land positions for the three months and years ended December 31, 2013 and 2012:

Capital expenditures
	Three months ended			Year ended
	December 31			December 31
$000’s	2013	2012	% Change	2013	2012	% Change
Land	370	747	-50%	1,317	3,035	-57%
Geological & geophysical	58	701	-92%	688	1,315	-48%
Drilling & completions	1,624	2,627	-38%	7,133	8,871	-20%
Drilling tax credits	–	–	–	–	–	0%
Equipping and facilities	3,461	2,269	53%	13,050	13,935	-6%
Property acquisitions	–	1,167	-100%	386	7,746	-95%
Capitalized overhead	67	434	-85%	1,572	1,479	6%
Office equipment and furniture	–	30	-100%	277	65	326%
Capital expenditures (1)	5,580	7,975	-30%	24,423	36,446	-33%
Decommissioning provision	750	1,440	-48%	3,183	5,742	-45%
Capitalized share-based compensation	37	26	42%	222	261	-15%
Total capital expenditures	6,367	9,441	-33%	27,828	42,449	-34%

(1) Capital expenditures exclude decommissioning liability costs and capitalized share-based compensation.

Drilling, Re-entry and Reactivation Results (gross and net)
	Three months ended			Year ended
	December 31			December 31
	2013	2012	% Change	2013	2012	% Change
Crude oil	3.6	6.0	-40%	18.6	18.0	6%
Salt water disposal	–	–	–	2.0	3.0	-33%
Total	3.6	6.0	-40%	20.0	21.0	-2%
Success (%)	100%	83%	20%	100%	90%	11%

Undeveloped Land
December 31	2013	2012	% change
Lloydminster gross acres	37,404	32,812	14%
Lloydminster net acres	37,144	32,542	14%
Medicine Hat gross acres	18,812	39,510	-52%
Medicine Hat net acres	10,996	31,602	-65%
Gross acres	56,216	72,322	-22%
Net acres	48,140	64,144	-25%

Capital spending in 2013 and 2012 was focused almost entirely on the Company’s greater Lloydminster core area. During the fourth quarter of 2013, the Company successfully drilled or re-entered two (1.6 net) heavy oil wells. The heavy oil wells were completed and brought on production during the quarter. The Company also reactivated two (2.0 net) heavy oil wells in the fourth quarter. ?e Company’s drilling success rate in the fourth quarter was 75%. For the year ended December 31, 2013 Palliser has successfully drilled or re-entered nine (8.6 net) heavy oil wells along with drilling or reentering two (2.0 net) salt water disposal wells. The Company also reactivated ten (10.0 net) heavy oil wells with six wells being successful in 2013. As a result, the Company’s drilling success for the year ended December 31, 2013 was 81%.

2 0 1 3 A N N U A L R E P O R T	7

MANAGEMENT'S DISCUSSION & ANALYSIS

Throughout 2013, the Company continued to expand its prospect inventory with additional strategic land and property acquisitions in the greater Lloydminster core area.

For the year ended December 32013 the Company spent $24,423 in capital expenditures (excluding decommis-sioning provisions and capitalized share-based compensation).

The Company has completed two minor property acquisition and has been active in acquiring other strategic assets throughout 2013. In accordance with IFRS, transaction costs related to the acquisitions are expensed. In comparison, under Canadian GAAP these costs were included as part of capital expenditures. For the three months ended December 31, 2013 the Company spent $4 on transaction costs compared to $121 for same comparable period 2012. For the year ended December 31, 2013 the Company spent $43 on transactions costs, compared to $236 for the same period in 2012.

Production and Sales

The following table summarizes the Company’s average daily production:

	Three months ended			Year ended
	December 31			December 31
	2013	2012	% Change	2013	2012	% Change
Crude oil production (bbl/d)	2,018	2,450	-18%	2,303	2,065	12%
Natural gas production (mcf/d)	116	293	-60%	221	351	-37%
boe/d (6:1)	2,037	2,498	-18%	2,340	2,124	10%
% crude oil production	99%	98%	1%	98%	97%	1%

The Company’s average daily production for the three months ended December 31, 2013 was 2,037 boe/d, which is a decrease of 18% from 2,498 boe/d in the fourth quarter of 2012. The decrease is primarily due to a decrease in production output from older wells. Production for the fourth quarter of 2013 was 13% lower than the third quarter 2013 production of 2,339 boe/d. The Company’s crude oil production weighting was 99% in the fourth quarter of2013 compared to 98% in the fourth quarter 2012.

The following table summarizes the Company’s revenue and average prices realized for its crude oil and natural gas production:

	Three months ended			Year ended
	December 31			December 31
$000’s	2013	2012	% Change	2013	2012	% Change
Crude oil	$11,599	13,289	-13%	$57,333	47,257	22%
Natural gas	38	84	-55%	247	290	-15%
Total petroleum and natural gas sales	$11,637	13,373	-13%	$57,580	47,547	22%
Crude oil ($bbl/d)	$62.48	58.96	6%	$68.18	62.51	9%
Natural gas ($mcf/d)	3.64	3.11	17%	3.06	2.26	35%
$/boe	$62.10	58.18	7%	$67.41	61.18	10%
Benchmark pricing
WTI crude oil (US$ per bbl)	$97.34	88.18	10%	$97.91	94.21	4%
WCS crude oil (Cdn$ per bbl) (1)	68.44	69.47	-1%	75.00	73.13	3%
AECO natural gas (Cdn$ per mcf) (2)	3.14	3.20	-2%	3.15	2.39	32%
Exchange rate – (US$/Cdn$)	0.95	1.01	-6%	0.97	1.00	-3%

(1)	The WCS crude oil price is the monthly posted Western Canadian Select

(2)	The AECO natural gas price reported is the average daily spot price

8	PALLISER OIL & GAS CORPORATION

MANAGEMENT'S DISCUSSION & ANALYSIS

Palliser’s realized crude oil sales price is for the sale of heavy oil, which is subject to a heavy oil differential to West Texas Intermediate pricing, and a further quality adjustment to reflect the cost of blending Palliser’s heavy oil with diluents to meet pipeline specifications. Crude oil and natural gas sales for the three months ended December 31, 2013 were $11,637 compared to $13,373 in the prior year comparative period. The 13% decrease in petroleum and natural gas sales is attributed to a decrease of 18% in average quarterly production in 2013 compared to the fourth quarter of 2012, offset by a 7% increase in the net realized price from $58.18/boe to $62.10/boe.

Petroleum and natural gas sales for the year ended December 31, ?‰13 were $%7,%8‰ compared to $47,%47 in the prior year comparative period. The 21% increase in petroleum and natural gas sales is attributed to an increase of 10% in average production for the year ended December 31, 2013 compared to 2012, and a 10% increase in the net realized price from $61.18/boe to $67.41/boe.

Realized gain on financial derivative contracts
	Three months ended			Year ended
	December 31			December 31
$000’s	2013	2012	% Change	2013	2012	% Change
Realized gain (loss) on financial derivative contracts	(716)	1,863	-138%	(1,379)	3,742	-137%
$/boe	(3.82)	8.10	-147%	(1.61)	4.81	-133%

The Company entered into crude oil sales price derivate contracts which for the three months and year ended December 31, 2013 in aggregate have been at prices lower than spot pricing. The Company currently has crude oil sales price derivative contract positions through to the end of ?‰14, as disclosed in “Financial Derivatives”. Based on current spot and forward pricing, the Company is forecasting to have continued realized losses on financial derivative contracts through to the second quarter of 2014 which will decrease operating netbacks and cash flow.

The Company has recognized a realized loss on financial derivatives in the amount of $716 or -$3.82/boe for the three months ended December 31, 2013. The Company had a realized gain on financial derivatives in the amount of $1,863 or $8.10/boe for the year ended December 31, 2012.

The Company has recognized a realized loss on financial derivatives in the amount of $1,379 or $1.61/boe for the year ended December 31, 2013. The Company had a realized gain on financial derivatives in the amount of $3,742 or $4.81/boe for the year ended December 31, 2012.

Royalties

The following table summarizes the Company’s royalties:

	Three months ended			Year ended
	December 31			December 31
$000’s	2013	2012	% Change	2013	2012	% Change
Royalties	3,030	3,017	0%	14,341	11,081	29%
% of petroleum and natural gas sales	26%	23%	13%	25%	23%	9%
$/boe	16.17	13.13	23%	16.79	14.26	18%

The Company’s royalty rate as a percentage of sales was 26% for the three months ended December 31, 2013, 13% higher than the three months ended December 31, 2012. The Company’s average royalty rate was 25% for the year ended December 31, 2013 compared to 23% in the three months ended December 31, 2012. The primary reason for the increase was due to improved net realized wellhead prices which attracted a higher royalty rate compared to the same periods in 2012.

2 0 1 3 A N N U A L R E P O R T	9

MANAGEMENT'S DISCUSSION & ANALYSIS

Production and Operating Expenses
	Three months ended			Year ended
	December 31			December 31
$000’s	2013	2012	% Change	2013	2012	% Change
Production and operating expenses	6,989	5,282	32%	24,463	17,908	37%
$/boe	37.30	22.98	62%	28.64	23.04	24%

Production and operating expenses for the quarter ended December 31, 2013 were $6,989 ($37.3‰/boe) as compared to $5,282 ($22.98/boe) in the fourth quarter of 2012. Production and operating expenses for the year ended December 312013 were $?4,463 ($28.64/boe) as compared to $17,908 ($23.04/boe) in the prior year comparable period.

Harsh winter operating conditions along with shut-in production during the first quarter 2013 and high fuel prices during the fourth quarter of 2013, resulted in higher production and operating expenses on a per boe basis for the year ended December 31, 2013 when compared to the same period in 2012.

Operating Netback
	Three months ended			Year ended
	December 31			December 31
$/boe	2013	2012	% Change	2013	2012	% Change
Sales price	62.10	58.18	7%	67.41	61.18	10%
Realized gain (loss) on financial derivatives	(3.82)	8.10	–	(1.61)	4.81	–
Royalties	(16.17)	(13.13)	23%	(16.79)	(14.26)	18%
Production and operating expenses	(37.30)	(22.98)	62%	(28.64)	(23.04)	24%
Operating netback	4.81	30.17	-84%	20.37	28.69	-29%

Palliser’s operating netback for the three months ended December 31, 2013 was $4.81/boe, which is a 84% decrease from $30.17/boe in 2012. The Company’s operating netback for the year ended December 31, 2013 was $20.37/boe, which is a 29% decrease from 28.69/boe ins 2012. The primary reasons for the decrease are due to realized losses on financial derivatives and higher production, and operating expenses.

General and Administrative (“G&A”) Expense
	Three months ended			Year ended
	December 31			December 31
$000’s	2013	2012	% Change	2013	2012	% Change
Gross G&A expense	887	1,522	-42%	5,980	5,670	5%
Overhead recovery	(2)	(4)	-50%	(5)	(4)	25%
Capitalized G&A	(80)	(404)	-80%	(1,585)	(1,449)	9%
Net G&A expense	804	1,114	-28%	4,390	4,217	4%
$/boe	4.30	4.85	-11%	5.14	5.43	-5%

General and administrative expenses, net of recoveries and capitalized G&A, were $804 or $4.30 per boe for the fourth quarter ended December 31, 2013 as compared to $1,114 or $4.8% per boe for the fourth quarter ended December 31,2012. Palliser’s G&A, net of recoveries and capitalized G&A for the year ended December 31, 2013 were $4,390 or $5.14 per boe compared to $4,217 or $5.43 per boe for the year ended December 31, 2012.

The Company capitalizes G&A expenses that are directly attributable to exploration and development activities.

10	PALLISER OIL & GAS CORPORATION

MANAGEMENT'S DISCUSSION & ANALYSIS

Financial Derivatives

On an ongoing basis, the Company may enter into derivative financial instruments to fix forward pricing of oil. The Company may enter into derivative financial instruments for periods up to 12 months forward on up to 0% of forecasted production volumes and for periods from 13 to 24 months forward on up to 50% of forecasted production volumes. Derivative assets and liabilities are subject to both price and currency risks as their fair values are based on assumptions including forward commodity prices. Going forward, the Company may continue to use derivative financial instruments to hedge its exposure to commodity prices. The mark to market valuations of these contracts is presented in the Company’s financial statements. These values are based on forward looking estimates including, but not limited to, volatility and commodity prices. To the extent that Palliser enters into derivative instruments to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due as well as credit risk of counterparties. While the Company has elected not to follow hedge accounting, derivative instruments are not entered into for speculative purposes and management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are offset by increased cash flows realized from the higher commodity price environment.

Unrealized gains and losses on financial derivatives are non-cash items that reflect changes in the fair value of Palliser’s existing crude oil sales derivative contracts as at the period end compared to the prior period end. The current period unrealized loss is caused by strong WTI pricing at the end of the quarter compared to the financial derivatives the Company entered into in 2013.

Realized and Unrealized gain (loss) on Financial Derivatives
	Three months ended		Year ended
	December 31		December 31
$000’s	2013	2012	2013	2012
Realized gain (loss)	(716)	1,863	(1,379)	3,742
Unrealized gain (loss)	(511)	(1,072)	(5,749)	3,777
Gain (loss) on financial derivatives	(1,227)	791	(7,128)	7,519

$/boe
Realized gain (loss)	(3.82)	8.10	(1.61)	4.81
Unrealized gain (loss)	(2.73)	(4.66)	(6.73)	4.86
Gain (loss) on financial derivatives	(6.55)	3.44	(8.34)	9.67

The following is a summary of the estimated fair market value of the Company’s derivative position as at December 31,2013 and December 31, 2012.

Derivative Position
$000’s	December 31, 2013	December 31, 2012
Derivatives
Current asset	$–	$2,581
Non-current asset	$–	$–
Current liability	$(3,253)	$(86)
Non-current liability	$–	$–
Net derivative asset (liability) position	$(3,253)	$2,495

2 0 1 3 A N N U A L R E P O R T	11

MANAGEMENT'S DISCUSSION & ANALYSIS

The following is a listing of the crude oil sales price derivatives in place at December 31, 2013

Crude Oil Sales Price Derivatives
Daily barrel			Fixed Price	WCS to WTI	Estimated Fair
quantity	Contract		per WTI (1) bbl	Differential	Market value
(“bbl”)	Type	Remaining term of contract	(CAD)	CAD (2)	$000’s
250	Swap – Sell	January 1, 2014 – March 31, 2014	$96.50		$(186)
500	Swap – Sell	January 1, 2014 – March 31, 2014	$95.71		$(408)
500	Swap – Sell	January 1, 2014 – March 31, 2014	$95.50		$(417)
350	Swap – Sell	January 1, 2014 – March 31, 2014	$96.00		$(276)
320	Swap – Sell	January 1, 2014 – March 31, 2014	$100.00		$(138)
250	Swap – Sell	April 1, 2014 – June 30, 2014	$94.16		$(211)
500	Swap – Sell	April 1, 2014 – June 30, 2014	$95.50		$(362)
900	Swap – Sell	April 1, 2014 – June 30, 2014	$97.00		$(530)
150	Swap – Sell	April 1, 2014 – June 30, 2014	$100.00		$(48)
500	Swap – Sell	July 1, 2014 – September 30, 2014	$97.00		$(188)
250	Swap – Sell	July 1, 2014 – September 30, 2014	$95.50		$(128)
700	Swap – Sell	July 1, 2014 – September 30, 2014	$98.50		$(168)
50	Swap – Sell	July 1, 2014 – September 30, 2014	$100.00		$(5)
250	Swap – Sell	October 1, 2014 – December 31, 2014	$96.00		$(70)
400	Swap – Sell	October 1, 2014 – December 31, 2014	$97.00		$(76)
800	Swap – Sell	October 1, 2014 – December 31, 2014	$98.50		$(42)
Estimated fair market value position as at December 31, 2013					$(3,253)

(1) West Texas Intermediate – Canadian pricing

Share-based Compensation Expense
	Three months ended			Year ended
	December 31			December 31
$000’s	2013	2012	% Change	2013	2012	% Change
Share-based compensation	164	57	188%	737	1,072	-31%
Capitalized expense	(37)	(26)	42%	(222)	(261)	-15%
Net share-based compensation	127	31	310%	515	811	-36%

Share-based compensation expense (before and after capitalization) for the year ended December 31, 2013 is lower than the prior comparable period primarily as a result of the majority outstanding share rewards being expensed in previous periods.

Depletion and Depreciation (“D&D”)
	Three months ended			Year ended
	December 31			December 31
$000’s	2013	2012	% Change	2013	2012	% Change
Depletion and depreciation	3,376	4,285	-21%	16,950	16,400	3%
$/boe	18.02	18.64	-3%	19.85	21.10	-6%

For the three months ended December 31, 2013, the Company incurred $3,376 ($18.02/boe) of D&D expense versus $4,285 ($18.64/boe) for the fourth quarter of 2012. For the year ended December 31, 2013, the Company incurred $16,950 ($19.85/boe) of D&D expense versus $16,400 ($21.10/boe) for 2012. 2013 per unit depletion rates compared to the prior year has decreased as a result of lower finding costs of proved plus probable reserve additions in 2013 compared to 2012.

12	PALLISER OIL & GAS CORPORATION

MANAGEMENT'S DISCUSSION & ANALYSIS

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

The Company did not recognize any impairment charge during 2013. For the year ended December 31, 2012, the Company recognized an impairment charge of $498.

NET INCOME (LOSS)

For the three months ended December 31, 2013 and 2012, the Company had a net loss and comprehensive loss of $7,138 ($0.11 per share) and a net loss and comprehensive loss of $513 ($0.01 per share) respectively. The decrease is mainly due to deferred tax expense of $2,835 for the three months ended December 31, 2013 ($282 for the three months ended December 31, 2012) from the change in unrecognized tax assets. In addition, there was also a decrease of $1,736 in petroleum and natural gas sales for the three months ended December 31, 2013 as compared to the three months ended December 31, 2012 due to a decrease in production volume. There was a decrease of $2,579 due to the three months ended December 31, 2013 realized loss of $716 on financial derivatives as compared to a realized gain of $1,863.

For the year ended December 31, 2013 and 2012, the Company had a net loss and comprehensive net loss of $13,680 ($0.22 per share) and a net income and comprehensive income of $1,538 ($0.03 per share) respectively. The decrease is mainly due to an increase of production and operating expenses of $24,463 for the year ended December 31, 2013 ($17,908 for the year ended December 31, 2012) from increased production and cost per boe. There was also a decrease due to a realized loss of $1,379 and unrealized loss of $5,749 on financial derivatives for the year ended December 31, 2013 ($3,742 realized gain and $3,777 unrealized gain on financial derivatives for the year ended December 31, 2012). This was partially offset by an increase in petroleum and natural gas sales of $10,033 for the year ended December 31, 2013 ($47,547 for the year ended December 31, 2012) from increased production sales and average realized prices.

FUNDS FLOW FROM OPERATING ACTIVITIES

Funds flow from operating activities for the three months ended December 31, 2013 is ($63) or $0.00 per share, a decrease compared to the fourth quarter of 2012 which was $5,405 or $0.09 per share.

Funds flow from operating activities for the year ended December 31, 2013 is $11,813 or $0.19 per share, a decrease compared to the same period in 2019 which was $16,873 or $0.31 per share.

The decrease from the comparable period in 2012 is due to higher operating expenses in 2013 resulting in lower operating netback and funds flow from operating activities.

FINANCE EXPENSE
	Three months ended			Year ended
	December 31			December 31
$000’s	2013	2012	% Change	2013	2012	% Change
Interest on bank loan	341	297	15%	1,268	975	30%
Accretion expense	89	66	35%	355	205	73%
Foreign Exchange Loss (Gain)	(1)	–	-100%	(45)	–	-100%
Finance expense	429	363	18%	1,578	1,180	34%

Interest on Palliser’s bank loan amounted to $341 for the three months ended December 31, 2013, compared to $297 in the prior year comparative quarter. Advances under the revolving operating demand loan are available by way of prime rate loans with an interest rate of 1.0% over the lender’s prime lending rate. The prime interest rate in the 2012 and 2013 periods has been 3.0%. Interest expense has increased as a result of an increase in bank debt. Accretion expense is a non-cash item related to an increase in the Company’s decommissioning liability.

2 0 1 3 A N N U A L R E P O R T	13

MANAGEMENT'S DISCUSSION & ANALYSIS

INCOME TAXES

Palliser has approximately $97,804 of tax pools, including $20,125 of non-capital loss carry-forwards available for deduction against future taxable income. Non-capital losses do not begin to expire until 2026. A future tax expense of $933 was recorded for the year ended December 31, 2013 compared to a $99% expense in 2012. This increase in future tax expense is due to the change in unrecognized tax assets.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2013, the Company had a credit facility with a Canadian chartered bank in the amount of $52,000. The credit facility is composed of a $42,000 demand revolving operating credit facility and a $10,000 acquisition and development demand loan. As at December 31, 2013, authorized and drawn borrowings on the acquisition and development demand loan amounted to $2,250, resulting in total available borrowing capacity of $44,250 as at December 31, 2013. The Company’s credit facility is subject to semi-annual reviews by the bank, with the most recent review completed in October 2013. The next credit facility review is scheduled on or before May 1, 2014. The facility is a borrowing base facility that is determined based on, among other things, the Company’s current reserve report, results of operations, current and forecasted commodity prices and the current economic environment. The credit facility is secured by a general security agreement and floating charge debenture covering all assets of the Company. The Company’s bank indebtedness does not have a specific maturity date as it is a demand facility. This means that the lender has the ability to demand repayment of all outstanding indebtedness or a portion thereof at any time. If that were to occur the Company would be required to source alternate credit facilities, sell assets or issue new shares to repay the indebtedness. The Company is required to maintain a current ratio (current assets adjusted to include the undrawn credit facility balance) of not less than 1.0:1.0. As at December 31, 2013 the Company was not in compliance with the current ratio banking covenant. The credit facility requires that the Company maintain a working capital ratio, as defined (including undrawn credit facility balance), of not less than 1:1. The calculation allows for the unused portion of the credit facility to be added to current assets and deduction of the current portion of bank debt from the current liabilities.

At December 31, 2013 the Company had $47,360 of working capital deficiency (net debt) and total available borrowing capacity of $44,250 on the total credit facility of $52,000. On an ongoing basis the Company reviews its capital expenditures to ensure that funds flow and access to credit facilities is available to fund these capital expenditures. The Company has the flexibility to adjust capital expenditures based on funds flow to manage debt levels. As at December 31, 2013 the Company had $37,860 drawn on its credit facilities, comprised of $31,416 on the revolving operating demand loan and $2,250 on the acquisition and development demand loan. As at December 31, 2012 the Company had $31,416 drawn on its credit facilities, comprised of $29,416 on the revolving operating demand loan and $2,000 on the acquisition and development demand loan.

GOING CONCERN

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to discharge its obligations and realize its assets in the normal course of operations for the foreseeable future.

The Company’s net loss for the year ended December 31, 2013 totaled approximately $13.7 million (2012 – net income totaled approximately $1.5 million). At December 31, 2013 the Company had a working capital deficiency totaling $47.4 million (2012 – $37.3 million). Further, the Company was in violation of a covenant under its bank loan. The Company does not anticipate generating sufficient funds from the operations in the upcoming year to fund its working capital deficit and to carry out planned capital expenditures during the upcoming year. The Company will need to raise funds either through the issuance of equity, debt or through other mechanisms such as property dispositions, farm-in arrangements or joint ventures. As a result, these conditions may cast significant doubt regarding the Company’s ability to continue as a going concern.

14	PALLISER OIL & GAS CORPORATION

MANAGEMENT'S DISCUSSION & ANALYSIS

Management believes that the going concern assumption is appropriate for these financial statements. Management believes that the Company will be able to obtain financing either through the issuance of shares, mergers, debt or the sale of assets to fund ongoing exploration and development activities although there is no certainty that these plans will be successfully implemented. Should the going concern assumption not be appropriate and the Company is not able to realize its assets and settle its liabilities, these financial statements would require adjustments to the amounts and classifications of assets and liabilities and these adjustments could be significant.

SHARE CAPITAL

On January 31, 2013 the Company issued 5,000,000 common shares at $0.63 per share for gross proceeds of $3,150. The share issue costs related to this equity financing totaled $419.

As at December 31, 2013, the Company had 63,915,979 common shares, 4,853.833 share options, 685,500 restricted share units and 161,388 performance share units outstanding.

As at April 29, ?‰14, the Company had 63,915,979 common shares, 4,180,833 share options, 571,500 restricted share units and 161,388 performance share units outstanding.

CONTRACTUAL OBLIGATIONS

The Company enters into various contractual obligations in the course of conducting its operations. These obligations include office and equipment leases over the upcoming fiscal years as follows:

2014	$378
2015	374
2016	276
2017	–

ASSESSMENT OF BUSINESS RISKS

The following are the primary risks associated with the business of Palliser. These risks are similar to those affecting other companies competing in the conventional oil and natural gas sector. Palliser’s financial position and results of operations are directly impacted by these factors and include:

•	Operational risk associated with the production of oil and natural gas;

•	Access to necessary capital:

•	Reserve risk in respect to the quantity and quality of recoverable reserves;

•	Exploration and development risk of being able to add new reserves economically;

•	Market risk relating to the availability of transportation systems to move the product to market;

•	Commodity risk as crude oil and natural gas prices fluctuate due to market forces;

•	Financial risk such as volatility of the Canadian/US dollar exchange rate, interest rates and debt service obligations;

•	Environmental and safety risk associated with well operations and production facilities;

2 0 1 3 A N N U A L R E P O R T	15

MANAGEMENT'S DISCUSSION & ANALYSIS

•	Changing government regulations relating to royalty legislation, income tax laws, incentive programs, operating practices and environmental protection relating to the oil and natural gas industry; and

•	Continued participation of Palliser’s lender.

CRITICAL ACCOUNTING ESTIMATES

The Company’s significant accounting policies are disclosed in note 3 to the financial statements. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These accounting policies are discussed below and are included to aid the reader in assessing the critical accounting policies and practices of the Company and the likelihood of materially different results than reported. The Company’s management reviews its estimates regularly. The emergence of new information and changed circumstances may result in actual results that differ materially from current estimates.

Reserves

The oil and gas development and production properties are depreciated on a unit of production basis at a rate calculated by reference to proved and probable reserves determined in accordance with National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” and incorporate the estimated future cost of developing and extracting those reserves. Proved plus probable reserves are determined using estimates of oil and natural gas in place, recovery factors and future prices. Future development costs are estimated using assumptions as to number of wells required to produce the reserves, the cost of such wells and associated production facilities and other capital costs.

Proved and probable reserves are estimated using independent reserve engineer reports and represent the estimated quantities of oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate with a specified degree of certainty to be recoverable in future years from known reservoirs and which are considered commercially producible. Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is highly likely that the actual remaining quantities recovered will exceed the estimated proved reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved and probable reserves.

Financial derivatives

The fair value of financial derivative contracts are estimated, based on published market prices from external third party sources as at the statement of financial position date and may differ from what will eventually be realized.

Depletion

Depletion of petroleum and natural gas properties is provided using the unit of production method based on production volumes before royalties in relation to total estimated proved plus probable reserves as determined annually by independent engineers.

Calculations for depletion on property, plant and equipment are based on total capitalized costs plus estimated future development costs of proved plus probable undeveloped reserves less the estimated net realizable value of production equipment and facilities after the proved reserves are fully produced.

16	PALLISER OIL & GAS CORPORATION

MANAGEMENT'S DISCUSSION & ANALYSIS

Income taxes

The Company recognizes deferred income tax assets to the extent it is probable that taxable profit will be available to allow the benefit of that deferred income tax asset to be utilized. Assessing the recoverability of deferred income tax assets requires the Company to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred income tax assets recorded at the reporting date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

Share based payments

In determining the estimated fair value of share options and performance share units, the Black-Scholes model is used and assumptions regarding interest rates, underlying volatility and expected life of the grants are made. Dividends were not taken into consideration as the Company does not expect to pay dividends.

Impairment

At each reporting date, the Company assesses whether or not indicators exist that the carrying values of exploration and evaluation assets and property, plant and equipment are not recoverable, or impaired. Such circumstances include incidents of deterioration of commodity prices, land prices, changes in the regulatory environment, or a reduction in estimates of proved and probable reserves. When management judges that circumstances indicate impairment, property, plant and equipment and exploration and evaluation assets are tested for impairment by comparing the carrying values to their recoverable amounts. The recoverable amounts of cash generating units are determined based on the higher of value in use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions that are subject to changes as new information becomes available including information on future commodity prices, expected production volumes, quantity of reserves, discount rates, as well as future development and operating costs.

Decommissioning Liabilities

Decommissioning liabilities will be incurred by the Company at the end of the operating life of the Company’s properties. The final decommissioning liability is uncertain and can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques, experience at other production sites, or changes in the risk-free discount rate. The expected timing and amount of expenditure can also change in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

RESERVES

Palliser’s reserves have been independently evaluated by the Corporation’s independent reserve engineering firm, Sproule Unconventional Limited (“Sproule”). The reserves were evaluated in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI51-101”) and the Canadian Oil and Gas Evaluation Handbook (“”COGEH””) reserves definitions.

Reserves and Net Present Value (Forecast Prices and Costs)

The following tables summarize Palliser’s remaining gross interest reserve volumes along with the value of future net revenue utilizing Sproule’s forecast pricing and cost estimates as at December 31, 2013.

2 0 1 3 A N N U A L R E P O R T	17

MANAGEMENT'S DISCUSSION & ANALYSIS

Reserves (1)
	Oil & NGL		Gas		BOE
	Gross	Net	Gross	Net	Gross	Net
December 31, 2013	Mbbls	Mbbls	MMcf	MMcf	Mboe	Mboe
Proved
Producing	1,756	1,392	468	446	1,834	1,466
Non-producing	1,149	887	–	–	1,149	887
Undeveloped	2,508	2,064	–	–	2,508	2,064
Total proved	5,413	4,343	468	446	5,490	4,416
Probable	3,903	3,070	97	92	3,919	3,085
Total proved plus probable	9,316	7,413	565	539	9,410	7,502

(1)	Certain totals and subtotals may not reconcile due to rounding.

Net present value of future net revenue
	Present value ($000’s)(1)(2) discounted at rate of
December 31, 2013	0%	5%	10%
Proved
Producing	$45,378	$41,735	$38,786
Non-producing	30,390	22,019	16,537
Undeveloped	46,891	38,313	31,595
Total proved	122,659	102,066	86,918
Probable	101,539	80,870	66,343
Total proved plus probable	$224,198	$182,936	$153,261

(1)	Values shown are calculated on a before tax basis

(2)	Certain totals and subtotals may not reconcile due to rounding.

18	PALLISER OIL & GAS CORPORATION

MANAGEMENT'S DISCUSSION & ANALYSIS

Pricing Assumptions

The following benchmark prices, inflation rates and exchange rates were used by Sproule for the forecast price and cost evaluation effective December 31, 2013.

	Oil	Oil	Foreign	Natural Gas	Inflation
	WTI	WCS 20.5 API	Exchange	AECO Spot	Rate
Year	US $/bbl	CDN $/bbl	Rate	Cdn $/MMbtu	% / year
2014	94.65	77.81	0.94	4.00	1.5%
2015	88.37	75.02	0.94	3.99	1.5%
2016	84.25	75.29	0.94	4.00	1.5%
2017	95.52	85.36	0.94	4.93	1.5%
2018	96.96	86.64	0.94	5.01	1.5%
2019	98.41	87.94	0.94	5.09	1.5%
2020	99.89	89.26	0.94	5.18	1.5%
2021	101.38	90.60	0.94	5.26	1.5%
2022	102.91	91.96	0.94	5.35	1.5%
2023	104.45	93.34	0.94	5.43	1.5%
2024+	+1.5%/year	+1.5%/year	0.94	+1.5%/year	+1.5%/year

Crude oil price is WTI at Cushing, Oklahoma, natural gas is the AECO spot price.

Reserves Reconciliation

The following table is a reconciliation of Palliser’s gross interest reserves at December 31, 2013 and December 31, 2012 using Sproule’s forecast pricing and cost estimates as at December 31, 2013 and December 31, 2012.

	Heavy Oil			Natural Gas			BOE
	(Mbbl) (3)(4)			( MMcf) (4)			(Mboe) (4)
Reserves	Proved	Probable	Total	Proved	Probable	Total	Proved	Probable	Total
December 31, 2012	5,459	2,310	7,769	712	187	898	5,579	2,341	7,921
Additions (1)	1,451	1,995	3,446	–	–	–	1,451	1,996	3,447
Revisions (2)	(657)	(402)	(1,059)	(172)	(90)	(262)	(686)	(417)	(1,103)
Acquisitions	–	–	–	–	–	–	–	–	–
	6,253	3,903	10,156	540	97	636	6,344	3,919	10,263
Production	(841)	–	(841)	(72)	–	(72)	(853)	–	(853)
December 31, 2013	5,412	3,903	9,315	468	97	564	5,491	3,919	9,410

(1)	Additions include discoveries, extensions, infill drilling and improved recovery

(2)	Technical revisions include technical revisions and economic factors

(3)	Heavy Oil also includes a very small component of light/medium oil and natural gas liquids

(4)	Certain totals and subtotals may not reconcile due to rounding.

2 0 1 3 A N N U A L R E P O R T	19

MANAGEMENT'S DISCUSSION & ANALYSIS

Finding, Development and Acquisition Costs (“FD&A”)

The following table summarizes Palliser’s finding, development and acquisition costs for the years ended December 31, 2013, 2012, 2011 and 2010 including future development costs (“FDC”).

	2013	2012	2011	2010	4 Year Avg
Proved
Capital expenditures	$27,828	$42,449	$44,042	$13,596	$127,915
FDC – opening balance (1)	$36,690	$9,954	$9,165	$4,048	$4,048
FDC – closing balance	$47,939	$36,690	$9,954	$9,165	$47,939
FDC – change	$11,249	$26,736	$789	$5,117	$43,891
Capital expenditures including FDC change	$39,077	$69,185	$44,831	$18,713	$171,806

Reserves additions	765	4,594	912	882	7,153

FD&A (before FDC)	$32.67	$9.24	$48.29	$15.41	$17.88
FD&A (after FDC)	$47.37	$15.06	$49.16	$27.44	$24.02

Proved plus probable
Capital expenditures	$27,828	$42,449	$44,042	$13,596	$127,915
FDC – opening balance	$40,728	$22,793	$15,965	$7,441	$7,441
FDC – closing balance	$74,059	$40,728	$22,793	$15,695	$74,059
FDC – change	$33,331	$17,935	$6,828	$8,254	$66,618
Capital expenditures including FDC change	$61,159	$60,384	$50,870	$21,850	$194,263

Reserves additions	2,340	4,782	1,413	1,813	10,348

FD&A (before FDC)	$10.67	$8.88	$31.17	$7.50	$12.36
FD&A (after FDC)	$24.90	$12.63	$36.00	$12.05	$18.80
Operating netback	$20.36	$28.69	$18.03	$22.03	$22.77

Recycle ratio (before FDC)	1.9	3.2	0.6	2.9	1.8
Recycle ratio (after FDC)	0.8	2.3	0.5	1.8	1.2

(1)	Future capital expenditures required to convert proved non-producing and probable reserves into proved producing

Undeveloped Land

The following table summarizes Palliser’s undeveloped land holdings, as at December 31, 2013 and 2012:

	2013		2012
Acres	Gross	Net	Gross	Net
Alberta	35,984	28,109	53,231	45,264
Saskatchewan	20,232	20,031	19,090	18,880
Total	56,216	48,140	72,321	64,144
Average working interest		86%		89%

20	PALLISER OIL & GAS CORPORATION

MANAGEMENT'S DISCUSSION & ANALYSIS
Net Asset Value
Reserve value ($000)	2013	2012
Proved + probable (1)	$153,261	$126,820
Add: land value (2)	11,090	10,860
Seismic (2)	1,350	1,350
Working capital (deficiency) and bank indebtedness	(47,365)	(37,345)
Net asset value	$118,336	$101,685
Year end shares outstanding (000)	63,916	58,916
Net asset value per share – basic	$1.85	$1.73
Fully diluted shares outstanding	64,754	64,432
Net asset value per share – fully diluted	$1.83	$1.66

(1)	Present value discount 10% before taxes

(2)	Valuation is based on management’s estimation of fair market value

Reserve Life Index (“RLI”)

The reserve life index has been calculated based on year end reserves divided by fourth quarter 2013 average production of 2,037 boe/d.

		Proved plus
	Proved	probable
Total company interest reserves (Mboe)	5,491	9,410
Fourth quarter 2013 production average (boe/d)	2,037	2,037
RLI based on fourth quarter 2013 production average (years)	7.4	12.6

SELECTING ANNUAL INFORMATION

The following table sets forth selected financial information of the Company for the most recently completed year ending December 31, 2013 and for the comparative 2012 and 2011 years.

Year ended December 31	2013	2012	2011
Petroleum and natural gas sales	$57,580	$47,547	$33,782
Funds flow from operating activities	$11,813	$16,873	$4,424
Net loss and comprehensive loss	$(13,680)	$1,538	$(4,905)
Per share – basic and diluted	$(0.22)	$0.03	$(0.12)
Weighted average shares outstanding	63,491,321	55,182,838	41,936,343
Shares outstanding	63,915,979	58,915,979	54,130,348
Capital expenditures	$(24,423)	$36,446	$44,042
Working capital (net debt)	$(47,365)	$(37,275)	$(20,864)
Total assets	$104,597	$99,407	$74,064
Shareholders equity	$35,344	$45,448	$39,859

2 0 1 3 A N N U A L R E P O R T	21

MANAGEMENT'S DISCUSSION & ANALYSIS

QUARTERLY RESULTS

The following table highlights Palliser’s performance for each of the past eight quarters:

($000’s, except per share amounts)
	Q4/13	Q3/13	Q2/13	Q1/13	Q4/12	Q3/12	Q2/12	Q1/12
Total assets	104,597	106,940	105,500	105,305	99,407	96,772	88,938	78,851
Average daily production boe/d	2,037	2,339	2,773	2,215	2,498	2,242	1,942	1,806
Production revenue	11,637	18,474	17,294	10,175	13,373	12,417	10,428	11,329
Funds flow from operating activities	(63)	4,090	6,103	1,682	5,405	5,101	3,666	2,701
Per share – basic	–	0.06	0.10	0.03	0.09	0.09	0.07	0.05
Net income (loss)	(7,138)	(1,443)	(610)	(4,486)	(513)	(3,087)	4,538	600
Per share – basic	(0.11)	(0.02)	(0.01)	(0.07)	(0.01)	(0.06)	0.08	0.01
Working capital (deficiency)	(47,365)	(41,581)	(39,539)	(41,655)	(37,345)	(35,884)	(30,098)	(27,269)
Capital expenditures (1)	5,580	6,132	3,987	8,724	7,975	12,873	6,491	9,106

(1)	Capital expenditures exclude decommissioning liability costs and capitalized share-based compensation.

Palliser has seen production volumes increase from 1,8‰6 boe/d to ?,‰37 boe/d over the last eight quarters. ?e primary reasons for the increase to ?,‰37 boe/d, were positive results from the past two years capital programs, along with strategic acquisitions. ?e total asset increase is due to funds flow from operating activities and proceeds from share issuances.

ADDITIONAL INFORMATION

Additional information relating to Palliser, including Palliser’s financial statements can be found on SEDAR at www.sedar.com or on the Company’s website at www.palliserogc.com.

22	PALLISER OIL & GAS CORPORATION